Filed by UBS Group AG and

UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration Statement No. 333-199011

UBS AG
P.O. Box
CH-8098 Zurich
Tel. +41-44-234 11 11

Group Operations Securities
OQ9C – Capital Markets
Thomas Künzli, Marcel Dörig
Tel. +41-44-235 26 38, +41-44-235 45 04 www.ubs.com

THE FOLLOWING IS AN UPDATED VERSION OF THE ENGLISH TRANSLATION OF BANKENSCHREIBEN AND ANNAHMEERKLÄRUNG (U.S. VERSION)

***********************

To the banks

UBS AG, Zurich and Basel

Public Exchange Offer by UBS Group AG

Supplementary Swiss Offer Prospectus

13 November 2014

Swiss security number / ISIN / Ticker

2.489.948 / CH0024899483 / UBSN	UBS AG registered shares with a nominal value of CHF 0.10 each (untendered registered shares, first trading line)

24.770.431 / CH0247704312 / UBSNE	UBS AG registered shares with a nominal value of CHF 0.10 each (tendered registered shares, separate trading line)

24.476.758 / CH0244767585 / UBSG	UBS Group AG registered shares with a nominal value of CHF 0.10 each

We refer to the bank circular of 7 October 2014, regarding the proposal by UBS to create a new holding company, UBS Group AG (“UBS Group”). This proposal includes the public offer by UBS Group, which is currently a wholly owned subsidiary of UBS AG (“UBS”), to acquire all shares issued by UBS in exchange for UBS Group shares on the basis of a 1:1 exchange ratio.

In accordance with the order of the Swiss Takeover Board as of 22 August 2014 and subject to applicable rules and regulations, UBS Group reduces the Minimum Acceptance Condition from 90% to 66.67% and extends the Initial Acceptance Period until 20 November 2014 (as a consequence of this extension, the “Extended Initial Acceptance Period” now runs from 14 October 2014 to (and including) 20 November 2014).

This document was created by UBS AG (“UBS”) exclusively for the information of the recipient. It may not be duplicated or made available to other persons without the written consent of UBS. It may not be transmitted to countries whose law prohibits this.

The present document does not constitute either an offer or an invitation to buy or sell securities, or a prospectus within the meaning of Art. 652a or Art. 1156 of the Swiss Code of Obligations.

1	New indicative timetable for the exchange offer

12 November 2014	Publication of Supplementary Swiss Offer Prospectus and effectiveness of amendments to Swiss Offer Prospectus

20 November 2014, 4:00 p.m. (CET)	End of the Extended Initial Acceptance Period (1) (2)

21 November 2014	Announcement of preliminary interim results (via electronic media) (2)

26 November 2014	Announcement of the definitive interim results (via electronic and print media) (2)

26 November 2014	Start of the Additional Acceptance Period (2)

26 November 2014	Extraordinary general meeting of UBS Group to resolve on capital increase (2)

Contribution of UBS Shares to UBS Group and ordinary capital increase of UBS Group / creation of authorized capital (2)

28 November 2014	First Settlement: Delivery of UBS Group Shares for the UBS Shares tendered during the Extended Initial Acceptance Period (2)

28 November 2014	Listing and first day of trading of UBS Group Shares on the SIX Swiss Exchange (2)

28 November 2014	Listing and first day of (regular way) trading of UBS Group Shares on the New York Stock Exchange (“NYSE”) (2)

10 December 2014, 4 p.m. (CET)	End of the Additional Acceptance Period (2) (3)

10 December 2014	Closing of separate trading line for tendered UBS Shares (2)

11 December 2014	Announcement of preliminary final results (via electronic media) (2)

16 December 2014	Announcement of definitive final results (via electronic and print media) (2)

16 December 2014	Contribution of UBS Shares tendered during the Additional Acceptance Period and issuance of new UBS Group Shares out of authorized capital (2)

18 December 2014	Second Settlement: Delivery of UBS Group shares for the UBS Shares tendered during the Additional Acceptance period (2)

18 December 2014	Listing of UBS Group Shares newly issued on the second settlement (2)

23 December 2014	Deadline for requesting brokerage fees for banks domiciled in Switzerland (2)

(1)	The deadline for tenders of UBS Shares held in the SIS Settlement System of SIX SIS AG, Baslerstrasse 100, CH-4600 Olten, Switzerland (“SIS”) or in certificated form recorded in the Swiss share register is 4:00 p.m., Swiss time, on the Expiration Date. The deadline for tenders of UBS shares held in DTC or directly with Computershare Inc., c/o Voluntary Corporate Actions, 250 Royal Street, Suite V, Canton, MA 02021 (“Computershare”) is 5:00 p.m., New York City time, on the Expiration Date.

(2)	UBS Group reserves the right according to section B.5 of this Swiss Offer Prospectus to extend the Extended Initial Acceptance Period one or several times. In such a case, the timetable will be adjusted accordingly. An extension of the Extended Initial Acceptance Period beyond 40 trading days could only occur with the consent of the Swiss Takeover Board.

(3)	The deadline for tenders of UBS Shares held in the SIS Settlement System or in certificated form recorded in the Swiss share register is 4:00 p.m., Swiss time, on the expiration date of the Additional Acceptance Period. The deadline for tenders of UBS Shares held in DTC or directly with Computershare is 5:00 p.m., New York City time, on the expiration date of the Additional Acceptance Period.

2	Swiss exchange offer

General, offer restrictions, tax consequences

For information about the background to and an overview of the public exchange offer by UBS Group, please see the Swiss Offer Prospectus (the “Swiss Offer Prospectus”) of 29 September 2014, and the modification of 12 November 2014, or refer to our bank circular of 7 October 2014 (including Appendix 1 “Offer restrictions” and Appendix 2 “Tax consequences”).

The offer restrictions applying to this Exchange Offer are governed exclusively by the Swiss Offer Prospectus (including Supplementary), “Offer restrictions” section, and the U.S. offer prospectus.

Extended acceptance period

The Extended Acceptance Period is now planned to end on 20 November 2014 (as extended, the “expiration date”).

•   Persons whose UBS shares are held in the SIS Settlement System or are certificated and entered in the Swiss share register can tender their UBS shares at any time before 4 p.m. Swiss time on the expiration date (the “Swiss tender deadline”).

•   Persons whose UBS shares are held in the DTC system or directly with Computershare can tender their UBS shares at any time before 5 p.m. New York time on the expiration date, which is the U.S. tender deadline (“U.S. tender deadline”).

UBS Group reserves the right to extend the acceptance period again. Any extension of the Extended Acceptance Period beyond 40 trading days requires approval by the Swiss Takeover Board.

Modified additional acceptance period

If the Swiss Exchange Offer is successful, a right to subsequent acceptance of the Swiss Exchange Offer for a period of 11 trading days (“Additional Acceptance Period”) will be granted pursuant to Art. 14 para. 5 of the Ordinance of the Takeover Board on Public Takeover Offers of 21 August 2008 (Takeover Ordinance, “TOO”).

The Additional Acceptance Period is expected to run from 26 November 2014 to 10 December 2014.

•   Persons whose UBS shares are held in the SIS Settlement System or are certificated and entered in the Swiss share register will be able to tender their UBS shares at any time before 4 p.m. Swiss time on the expiration date for the Additional Acceptance Period.

•   Persons whose UBS shares are held in the DTC system or directly with Computershare will be able to tender their UBS shares at any time before 5 p.m. New York time on the expiration date for the Additional Acceptance Period.

Publication

The Supplementary Swiss Offer Prospectus was published electronically in German, French and English. It was also sent to Bloomberg and Reuters.

The Swiss Offer Prospectus and the Supplementary Swiss Offer Prospectus (in German, French and English) can be obtained quickly and at no charge from UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich (tel.: +41 (0)44 239 47 03, fax: +41 (0)44 239 69 14, or by email

Governing Law / Jurisdiction

swiss-prospectus@ubs.com). The Swiss Offer Prospectus and the Supplementary Swiss Offer Prospectus are also available at www.ubs.com/exchangeoffer.

The Swiss Exchange Offer, the Swiss Offer Prospectus, the Supplementary Swiss Offer Prospectus and all rights and obligations resulting therefrom shall be subject to and are governed by Swiss law. The exclusive place of jurisdiction is the City of Zurich (Zurich 1).

3	Implementation of the exchange offer, technical settlement

Information, registration

Persons whose UBS Shares are held in the SIS settlement system (account holders)

UBS shareholders who hold their UBS shares in the SIS Settlement System through brokers or custodian banks which are SIS participants (whether or not they are registered as a shareholder in UBS’s share register) will be informed of the procedure for accepting the Swiss Exchange Offer by their broker or custodian bank, and must act in accordance with such instructions. The letter from the custodian must have the official declaration of acceptance and power of attorney (see enclosure) or, if necessary, the bank’s own declaration of acceptance and power of attorney.

The completed and executed declaration of acceptance and power of attorney must be received by the custodian bank at the latest by the expiration date for the Extended Initial Acceptance Period, now planned for 20 November 2014, 4 p.m. (CET), or at the latest by the Expiration Date of the Additional Acceptance Period, which is expected to be 10 December 2014, 4 p.m. (CET).

In the case of automatic notification by banks, it is assumed that the bank in question will ensure compliance with the statutory requirements.

For persons whose UBS Shares are held in physical form (Heimverwahrer) recorded in the Swiss register and/or “persons whose UBS shares are held in the DTC system or directly with Computershare,” please see the information in our bank circular of 7 October 2014.

Transfer to separate trading line

The UBS shares tendered (Swiss security number: 2.489.948) within the framework of the Swiss Exchange Offer during the Extended Initial Acceptance Period or Additional Acceptance Period must be transferred by the custodian bank to the separate trading line (Swiss security number: 24.770.431) immediately after tendering.

To ensure correct processing, SIS will not accept or process, in the period from 20 November 2014, 4 p.m. (the end of the Swiss tender deadline) to first settlement on 28 November 2014, before the beginning of day, any transfer from the ordinary to the separate trading line. As a result, UBS shares tendered at the start of the Additional Acceptance Period can only be transferred from the ordinary to the separate trading line by SIS for the first time on 28 November 2014, after the first settlement is posted.

Withdrawal right	During the extension of the Initial Acceptance Period, any UBS Shares validly tendered and not properly withdrawn from the Exchange Offer will remain subject to the Exchange Offer, subject to the right of each holder who has validly tendered his or her shares into the Exchange Offer to withdraw the UBS Shares he or she has already tendered. UBS shares tendered during the Additional Acceptance Period cannot be withdrawn, unless specifically provided under applicable law and regulations.

Bank notification via SIS	As currently planned, banks have until 20 November 2014, 4 p.m. (CET) or at the latest 10 December 2014, 4 p.m. (CET), to notify SIS continuously (not cumulated) of their orders to accept the offer via SWIFT instruction MT564 (option 1 = exchange in tendered UBS shares, Swiss security number: 24.770.431, separate trading line). Tendered registered UBS shares must be deregistered before SIS is notified.

Transferring of the security in the separate trading line, delivery by SIX, SIS AG	It is planned that SIS will then, on 28 November 2014, before the beginning of day, book the tendered UBS shares (Swiss security number: 24.770.431) out of the participant custody account and in return book the UBS Group shares (Swiss security number: 24.476.758) in the ratio 1:1 to the participant custody account.

Settlement of the exchange offer

UBS shares tendered during the Extended Initial Acceptance Period are expected to be settled within six (6) trading days after the end of the Extended Initial Acceptance Period, and any UBS shares tendered after the end of the Extended Initial Acceptance Period but before the end of the Additional Acceptance Period are expected to be settled within six (6) trading days following the end of the Additional Acceptance Period. UBS shares validly tendered will be exchanged for UBS Group shares.

Another extension of the acceptance period remains reserved.

Custody account holders

Shareholders who hold their UBS shares in a public custody account with a bank who have accepted the Swiss Exchange Offer will have the tendered UBS shares transferred to the separate trading line (Swiss securities number: 24.770.431) from their custody account. This is planned for 28 November 2014, or 18 December 2014, in exchange for UBS Group shares (Swiss security account: 24.476.758). With regard to registration of the UBS Group shares, shareholders are asked to follow the instructions of their custodian bank.

Home custodians

The book-entry credit of the UBS Group shares is expected to occur from 28 November 2014 for the Extended Initial Acceptance Period or 18 December 2014 for the Additional Acceptance Period. With regard to registration of the UBS Group shares, shareholders are asked to follow the instructions of their custodian bank.

Entry in the share register of UBS Group

The banks will give instructions from 28 November 2014, for entry of the unrecorded shares in the share register using SIS transaction DI-RE.

Banks are requested to use the “General Authorization for Registration of Shares” or the Swiss Bankers Association one-time registration authorization, or a neutral registration request.

Registration of UBS Group shares is subject to the registration conditions of the company.

All shareholders entered in the UBS share registry will also be entered in the UBS Group share registry.

Brokerage fees for banks domiciled in Switzerland

Banks domiciled in Switzerland will receive a brokerage fee of CHF 8.00 for each account holder. Amounts below CHF 30.00 will not be credited. All charges are included in this brokerage fee.

The brokerage fee must now be requested from UBS AG, OQ9C, CH-8098 Zurich using the enclosed “Brokerage fee request” form by no later than 23 December 2014. Requests received after this date cannot be considered.

UBS AG, securities services	UBS AG O3R5/OP8E – C/A Processing Switzerland P.O. Box CH-8098 Zurich
	Phone:	+41-44-236 82 84
	Fax:	+41-44-236 45 00
	Email:	UBS-TRX2014@ubs.com

UBS AG share register	UBS AG Shareholder Services Ms. Marianne Künzi Pelikanstrasse 19 P.O. Box CH-8098 Zurich
	Phone:	+41-44-235 66 46
	Fax:	+41-44-235 82 20
	Email:	marianne.kuenzi@ubsc.om

UBS shareholder helpline for general questions / information	UBS information agent
	Phone:	00 800 6590 6590 or +44-207 019 7020
	Email:	UBSinfoagent@georgeson.com

4.	U.S. exchange offer

U.S. exchange offer	Persons located in the United States should refer to the U.S. offer documentation, including UBS Group AG’s registration statement on Form F-4, the U.S. exchange offer/prospectus and the notice published by UBS Group AG in the Wall Street Journal on November 13, 2014, all of which have been filed with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents may be obtained free of charge from the SEC’s website (www.sec.gov) and from the UBS information agent (contact information above). The U.S. exchange offer/prospectus contains important information about the UBS Group, as well as a description of certain United States federal income tax consequences arising from the exchange offer and squeeze out.

UBS AG

OQ9C – Capital Markets

Unsigned information document

Modified enclosures:

•	Declaration of acceptance and power of attorney for account holders (German)

•	Déclaration d’acceptation et de procuration pour déposants (French)

•	Declaration of acceptance and power of attorney for account holders (U.S. version)

•	Brokerage fee request for banks (German and French)

Declaration of acceptance and power of attorney for account holder (U.S. Version)	Public exchange offer, UBS Group AG, Zurich, for all registered shares held publicly by UBS AG, Zurich and Basel

To the Bank	Please enter the following information:

Last name / first name	Tel: (private)

Address:	Tel: (business)

ZIP/city:

As the legal holder located in the United States of              registered share(s) of UBS AG (“UBS”), each with a nominal value of CHF 0.10 (“UBS shares”), I/we hereby accept the public exchange offer by UBS Group AG (“UBS Group) of September 29, 2014, (the “exchange offer”) for the above number of UBS shares in accordance with the terms and conditions of the exchange offer/prospectus as defined in the U.S. exchange offer/prospectus of October 14, 2014 (“U.S. offer prospectus”). For each tendered UBS share I/we will receive 1 registered share in UBS Group with a nominal value of CHF 0.10 (“UBS Group share”).

Power of attorney, instruction

I/we hereby authorize UBS as fiduciary (the “fiduciary”) to accept as fiduciary my/our tendered UBS shares with the right of substitution in the capital increase by UBS group for the purpose of issuing new UBS Group shares and to undertake all necessary or appropriate measures in this connection, including instructions. I/we agree that the fiduciary agent will bring in and transfer my/our tendered UBS shares in my/our name and for my/our account to UBS Group as a contribution in kind in consideration for the share capital of UBS Group within the framework of a capital increase through contributions and in return will subscribe in my/our name and for my/our account *) the number of new UBS Group shares due to me/us in accordance with the terms and conditions of the exchange offer and transfer these to us and will apply for registration in the UBS Group share register (with voting right if applicable) as currently entered in the UBS share register. Delivery of the new UBS Group shares to my securities (custody) account will probably take place on November 28, 2014, for UBS shares tendered during the extended initial acceptance period and probably on December 18, 2014, for UBS shares tendered during the additional acceptance period. In case of an extension of the initial acceptance period the delivery dates will be modified accordingly.

For the details of the exchange offer, see the U.S. offer prospectus of October 14, 2014 and the notice published in the Wall Street Journal on November 13, 2014, each of which has been filed with the U.S. Securities Exchange Commission.

The exchange must be cleared through the following securities (custody) account:

Bank:	Custody account number:

Place, branch:	Account number:

I/we confirm that I/we am/are the beneficiary holder(s) of the tendered UBS share(s) and am/are entitled to accept the exchange offer subject to the offer restrictions as described in the U.S. offer prospectus.

I/we are aware that this declaration of acceptance and power of attorney remains in force even after loss of capacity, bankruptcy, official disappearance or death of the signatory/signatories. This declaration of acceptance and power of attorney is subject to substantive Swiss law.

For further information, see U.S. offer prospectus.

Place/date:	Signature(s):

This declaration must be forwarded to the custodian bank in accordance with its deadlines and instructions.

*)	The exchange of UBS shares is made within the framework of the present exchange offer during the (possibly extended) initial acceptance period and additional acceptance period without fees or charges.